SI

17009700

SEC
Mail Processing
Section

MAR 0 3 2017

Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regional Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Penn Center, 1628 JFK BLVD, SUITE 1901
(No. and Street)

PHILADELPHIA	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BOCCELLA 215-979-8960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

2 W. Baltimore Ave, Suite 210	Media	PA	19063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regional Brokers, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Denise Marie Holbrook

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DENISE MARIE HOLBROOK, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 18, 2017

This report ** contains (check all applicable boxes):

- X ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Regional Broker's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Regional Brokers, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Media, Pennsylvania
February 24, 2017

REGIONAL BROKERS, INC.

Table of Contents

REGIONAL BROKERS, INC.
Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
Assets		
Cash	$ 480,115	$ 464,359
Marketable Securities - Trading	16,780	14,543
Commissions Receivable - Clearing Broker	138,482	90,583
Prepaid Expenses	27,818	29,064
Furniture and Equipment - Net of Accumulated Depreciation of $143,269 and $131,701	15,471	22,127
Investment in Nonmarketable Security	120,000	120,000
Total Assets	$ 798,666	$ 740,676
Liabilities and Stockholders' Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$ 60,739	$ 59,824
Stockholders' Equity		
Common Stock - No Par Value; Stated Value $500 per Share, 10,000 Shares Authorized, 1,015 Shares Issued, Shares Outstanding 2016 - 535 shares; 2015 - 541 shares	507,500	507,500
Additional Paid-In Capital	30,574	30,574
Retained Earnings	665,379	603,918
Less Treasury Stock - at Cost 2016 - 480 shares; 2015 - 474 shares	(465,526)	(461,140)
Total Stockholders' Equity	737,927	680,852
Total Liabilities and Stockholders' Equity	$ 798,666	$ 740,676

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2016 and 2015

	2016	2015
Commission Income	$ 2,551,919	$ 2,729,743
Operating Expenses:		
Clearing Fees	163,442	162,110
Depreciation	11,568	11,544
Employee Benefits	205,989	186,314
Payroll Taxes	73,593	75,563
Regulatory Fees	67,094	70,042
Salaries	1,249,717	1,310,684
Telephone	15,669	18,301
Trading Software Expense	75,500	78,000
Total Operating Expenses	1,862,572	1,912,558
General and Administrative Expenses	630,783	639,504
Income from Operations	58,564	177,681
Other Income:		
Dividend Income	285	162
Interest Income	375	406
Unrealized Gain on Marketable Securities	2,237	2,552
Total Other Income	2,897	3,120
Net Income	$ 61,461	$ 180,801

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2016 and 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2015	$ 507,500	$ 30,574	$ 688,207	$ (461,140)	$ 765,141
Net Income	0	0	180,801	0	180,801
Distributions	0	0	(265,090)	0	(265,090)
Balance - December 31, 2015	507,500	30,574	603,918	(461,140)	680,852
Purchase of Company Common Stock	0	0	0	(4,386)	(4,386)
Net Income	0	0	61,461	0	61,461
Distributions	0	0	0	0	0
Balance - December 31, 2016	$ 507,500	$ 30,574	$ 665,379	$ (465,526)	$ 737,927

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Income	$ 61,461	$ 180,801
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation	11,568	11,544
Unrealized Gain on Marketable Securities	(2,237)	(2,553)
(Increase) Decrease in:		
Commissions Receivable - Clearing Broker	(47,899)	8,789
Prepaid Expenses	1,246	(442)
Increase (Decrease)in:		
Accounts Payable and Accrued Expenses	915	(287)
Net Cash Provided by Operating Activities	25,054	197,852
Cash Flows from Investing Activities		
Purchase of Furniture and Equipment	(4,912)	(15,914)
Cash Flows from Financing Activities:		
Distributions to Stockholders	0	(265,090)
Purchase of Company Common Stock	(4,386)	0
Net Cash Used in Financing Activities	(4,386)	(265,090)
Net Increase (Decrease) in Cash	15,756	(83,152)
Cash		
Beginning of Year	464,359	547,511
End of Year	$ 480,115	$ 464,359

REGIONAL BROKERS, INC.
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

1. **Business Activity and Summary of Significant Accounting Policies**

Business Activity

Regional Brokers, Inc. (the "Company") incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no "customers" as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consisted of funds held in checking and money market accounts.

Commissions Receivable

The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at December 31, 2016 and 2015, and no provision for uncollectible accounts has been made.

Marketable Securities

The Company's marketable securities investments are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition.

REGIONAL BROKERS, INC.
Notes to Financial Statements
Years Ended December 31, 2016 and 2015

1. **Business Activity and Summary of Significant Accounting Policies** (Continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Office Equipment	5
Furniture and Fixtures	5-7
Computer Equipment	3-5

Investment in Nonmarketable Security
Investments in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2016 and 2015, were $3,100 and $3,650, respectively.

Income Taxes
The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for 2013 - 2015 are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. Fair Value Measurements

The Fair Value Measurements Topic of the FASB *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
Level 2	Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2016 and 2015:

	Level 1	
	2016	2015
Assets		
Marketable Securities	$16,780	$14,543

3. Furniture and Equipment

	2016	2015
Office Equipment	$ 3,839	$ 3,839
Furniture and Fixtures	43,304	43,304
Computer Equipment	111,597	106,685
Total	158,740	153,828
Less Accumulated Depreciation	(143,269)	(131,701)
Total Furniture and Equipment	$ 15,471	$ 22,127

4. Investment in Nonmarketable Security

The Company has invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC, which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5. Line of Credit

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (4.25% at December 31, 2016).

There were no borrowings under the line of credit agreement at December 31, 2016 and 2015.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement.

6. Operating Lease Commitments

The Company is obligated under a non-cancelable lease for office space, which expires in October 2017. Rent expense for the years ended December 31, 2016 and 2015, was $49,273 and $47,621, respectively.

The minimum annual rental commitment under this lease is $40,949 for the year 2017.

7. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company's "aggregate indebtedness" was $60,739, "net capital" was $572,121 and its ratio of aggregate indebtedness to net capital was 0.11 to 1. Net capital exceeded minimum capital requirements by $472,121 at December 31, 2016.

8. Profit Sharing Plan

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the Plan for the years ended December 31, 2016 and 2015, were $39,533 and $40,886, respectively.

9. Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. .

10. Subsequent Events

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2017, the date the financial statements were available to be issued.

REGIONAL BROKERS, INC.
Schedules of General and Administrative Expenses
Years Ended December 31, 2016 and 2015

	2016	2015
Advertising	$ 3,100	$ 3,650
Business Use and Occupancy Tax	5,970	3,562
Capital Stock Tax	1,212	666
Dues and Subscriptions	141,708	134,533
Insurance	6,546	8,039
Insurance - Officer's Life	2,197	474
Internet Expense	5,110	4,548
Legal and Accounting Fees	36,593	40,141
Office Expense	17,784	17,211
Office Supplies	5,490	7,788
Payroll Taxes	11,307	9,794
Profit Sharing	39,533	40,886
Rent	49,273	47,621
Repairs and Maintenance	26,918	34,412
Salaries	192,016	170,609
Travel and Entertainment	86,026	115,570
Total General and Administrative Expenses	$ 630,783	$ 639,504

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2016 and 2015

	2016	2015
Net Capital		
Total Stockholders' Equity	$ 737,927	$ 680,852
Deductions and/or Charges:		
Nonallowable Assets		
Prepaid Expenses	(27,818)	(29,064)
Furniture and Equipment	(15,471)	(22,127)
Investment in Nonmarketable Security	(120,000)	(120,000)
Net Capital Before Haircuts on Securities Positions	574,638	509,661
Haircut on Securities	2,517	2,181
Net Capital	$ 572,121	$ 507,480
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 60,739	$ 59,824
Total Aggregate Indebtedness	$ 60,739	$ 59,824

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2016 and 2015

(Continued)

	2016	2015
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required by Company	$ 100,000	$ 100,000
Excess Net Capital	$ 472,121	$ 407,480
Excess Net Capital at 1000%	$ 452,121	$ 387,480
Ratio - Aggregate Indebtedness to Net Capital	.11 to 1	.12 to 1
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$ 572,114	$ 507,475
Net Audit Adjustments	7	5
Net Capital	$ 572,121	$ 507,480

There were no material differences between audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2016, Part IIA Focus filed in January 2017.

WIPFLi LLP
CPAs and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Media, Pennsylvania
February 24, 2017

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063
3 Logan Square • 1717 Arch Street, Suite 750 • Philadelphia, PA 19103
610-565-3930 • Fax: 610-566-1040 • www.wipfli.com

Regional Brokers, Inc.

Municipal Bond Brokers

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc.:

- Regional Brokers, Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2016
- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2016 without exception.

[signature] CFO

Name and Title

1/12/2017

Date

1628 JFK Blvd, Suite 1901 • Philadelphia, PA 19103 • 215-567-5400

www.regionalbrokers.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Regional Brokers, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Regional Brokers, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Regional Brokers, Inc.'s compliance with the applicable instructions of Form SIPC-7. Regional Brokers, Inc.'s management is responsible for Regional Brokers Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Regional Brokers' general ledger and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Regional Brokers' general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Regional Brokers' general ledger supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2 W. Baltimore Avenue, Suite 210 • Media, PA 19063
3 Logan Square • 1717 Arch Street, Suite 750 • Philadelphia, PA 19103
610-565-3930 • Fax: 610-566-1040 • www.wipfli.com

This report is solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Media, Pennsylvania
February 24, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33 REV 7/10)

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form.

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

15*15*******1690*********************MIXED AADC 220
44907 FINRA DEC
REGIONAL BROKERS INC
1628 JOHN F KENNEDY BLVD
PHILADELPHIA PA 19103-2125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5978-

B. Less payment made with SIPC-6 filed (**exclude interest**) (3162-)

7/6/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2816-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2816-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 2816-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of January, 20 17.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates. ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,554,817 -
2b Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,554,817 -
2c. Deductions	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	163 442 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	163 442 -
2d. SIPC Net Operating Revenues	$ 2,391,375 -
2e. General Assessment @ .0025	$ 5978 -

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